UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Stratus Properties Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

863167201
(CUSIP Number)

GREG LEMPEL
1177 West Loop South, Suite 1625
Houston, Texas 77027
713-482-2196

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 30, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,520
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,520
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,520
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,520
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,520
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,520
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,520
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,520
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 198,520
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 198,520
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,520
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 214,032
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 214,032
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 214,032*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON IN

* Includes 15,512 Shares owned directly.

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Perry J. Radoff, P.C. Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON EP

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Perry J. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 200,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Middle Stump, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 49,275
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 49,275
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Jonathan Kagan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 72,090
	8	SHARED VOTING POWER 3,715
	9	SOLE DISPOSITIVE POWER 72,090
	10	SHARED DISPOSITIVE POWER 3,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,805*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 22,815 Shares owned directly and 3,715 Shares owned directly by Mr. Kagan’s children, which Mr. Kagan may be deemed to beneficially own.

CUSIP NO. 863167201

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 6,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 863167201

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.01 par value per share (the “Shares”), of Stratus Properties Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 212 Lavaca Street, Suite 300, Austin, Texas 78701.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(ii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(iii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(iv)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(v)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(vi)	Bradley L. Radoff (“Mr. B. Radoff”), who serves as the sole shareholder and sole director of each of BLRGP and FMLP;

(vii)	Perry J. Radoff, P.C. Profit Sharing Plan, an employee benefit plan organized under the laws of Texas (“PJR Plan”);

(viii)	Perry J. Radoff (“Mr. P. Radoff”), who serves as the trustee of PJR Plan;

(ix)	Middle Stump, Inc., a Texas S corporation (“Middle Stump”);

(x)	Jonathan Kagan, who serves as the president, sole shareholder and sole director of Middle Stump; and

(xi)	Joshua E. Schechter.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. B. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of each of PJR Plan and Mr. P. Radoff is 4615 Southwest Freeway, Suite 730, Houston, Texas 77027. The address of the principal office of each of Middle Stump and Mr. Kagan is 3334 Richmond Avenue, Suite 203, Houston, Texas 77098. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036.

CUSIP NO. 863167201

(c)           The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. B. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal business of PJR Plan is investing in securities. The principal occupation of Mr. P. Radoff is serving as an attorney and the trustee of PJR Plan. The principal business of Middle Stump is investing in securities and real estate. The principal occupation of Mr. Kagan is serving as the president, sole stockholder and sole director of Middle Stump. The principal occupation of Mr. Schechter is a private investor.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. B. Radoff, P. Radoff, Kagan and Schechter are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 198,520 Shares owned directly by BLR Partners is approximately $3,623,417, including brokerage commissions.

The Shares directly owned by Mr. B. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 15,512 Shares directly owned by Mr. B. Radoff is approximately $289,075, including brokerage commissions.

The Shares purchased by PJR Plan were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 200,000 Shares owned directly by PJR Plan is approximately $3,478,000, including brokerage commissions.

The Shares purchased by Middle Stump were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 49,275 Shares owned directly by Middle Stump is approximately $779,335, including brokerage commissions.

The Shares purchased by Mr. Kagan were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 26,530 Shares beneficially owned by Mr. Kagan, including the 3,715 Shares directly owned by his children, is approximately $443,513, including brokerage commissions.

CUSIP NO. 863167201

The Shares purchased by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 6,000 Shares owned directly by Mr. Schechter is approximately $101,814, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Specifically, based on the Reporting Persons’ own experience and local market knowledge of the Austin, Texas area in which the Issuer primarily owns its real estate properties, the Reporting Persons believe that the Shares are materially undervalued, which is consistent with the Issuer’s own stated Estimated Net Asset Value as disclosed in its Investor Presentation dated March 15, 2016. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons have previously communicated their views and concerns to the Issuer’s management and board of directors (the “Board”) regarding the Issuer’s capital allocation, strategic planning and corporate governance. The Reporting Persons have also previously noted to the Issuer its failure to close the gap between Share price and Estimated Net Asset Value per Share.

The Reporting Persons are concerned that the Issuer's "Five-Year Strategic Plan" is vague regarding how capital will be returned to stockholders and the Reporting Persons intend to engage in discussions with the Issuer’s management, the Board, stockholders of the Issuer and other interested parties regarding the Issuer’s capital allocation, corporate governance, operations, strategic plans and other means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 863167201

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 8,092,140 Shares outstanding as of July 29, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2016.

A.	BLR Partners

(a)	As of the close of business on September 8, 2016, BLR Partners beneficially owned 198,520 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 198,520
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,520
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 198,520 Shares owned by BLR Partners.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 198,520
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,520
4. Shared power to dispose or direct the disposition: 0

(c)
BLRPart GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 198,520 Shares owned by BLR Partners.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 198,520
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,520
4. Shared power to dispose or direct the disposition: 0

(c)
BLRGP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 863167201

D.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 198,520 Shares owned by BLR Partners.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 198,520
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,520
4. Shared power to dispose or direct the disposition: 0

(c)
Fondren Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 198,520 Shares owned by BLR Partners.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 198,520
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 198,520
4. Shared power to dispose or direct the disposition: 0

(c)
FMLP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. B. Radoff

(a)
As of the close of business on September 8, 2016, Mr. B. Radoff directly owned 15,512 Shares. Mr. B. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 198,520 Shares owned by BLR Partners.

Percentage: Approximately 2.6%

(b)	1. Sole power to vote or direct vote: 214,032
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 214,032
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. B. Radoff has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 863167201

G.	PJR Plan

(a)	As of the close of business on September 8, 2016, PJR Plan beneficially owned 200,000 Shares.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	PJR Plan has not entered into any transactions in the Shares during the past 60 days.

H.	Mr. P. Radoff

(a)	Mr. P. Radoff, as the trustee of PJR Plan, may be deemed the beneficial owner of the 200,000 Shares owned by PJR Plan.

Percentage: Approximately 2.5%

(b)	1. Sole power to vote or direct vote: 200,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 200,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. P. Radoff has not entered into any transactions in the Shares during the past 60 days.

I.	Middle Stump

(a)	As of the close of business on September 8, 2016, Middle Stump beneficially owned 49,275 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 49,275
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 49,275
4. Shared power to dispose or direct the disposition: 0

(c)	Middle Stump has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 863167201

J.	Mr. Kagan

(a)
As of the close of business on September 8, 2016, Mr. Kagan directly owned 22,815 Shares and may be deemed to beneficially own an additional 3,715 Shares directly owned by his children. Mr. Kagan, as the president, sole shareholder and sole director of Middle Stump, may be deemed the beneficial owner of the 49,275 Shares owned by Middle Stump.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 72,090
2. Shared power to vote or direct vote: 3,715
3. Sole power to dispose or direct the disposition: 72,090
4. Shared power to dispose or direct the disposition: 3,715

(c)	The transactions in the Shares by Mr. Kagan during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

K.	Mr. Schechter

(a)	As of the close of business on September 8, 2016, Mr. Schechter directly owned 6,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 6,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Mr. Schechter during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

An aggregate of 495,837 Shares, constituting approximately 6.1% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

CUSIP NO. 863167201

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 9, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated September 9, 2016.

CUSIP NO. 863167201

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 9, 2016

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

CUSIP NO. 863167201

Perry J. Radoff, P.C. Profit Sharing Plan

By:	/s/ Perry J. Radoff
	Name:	Perry J. Radoff
	Title:	Trustee

/s/ Perry J. Radoff
Perry J. Radoff

Middle Stump, Inc.

By:	/s/ Jonathan Kagan
	Name:	Jonathan Kagan
	Title:	President and Sole Director

/s/ Jonathan Kagan
Jonathan Kagan

/s/ Joshua E. Schechter
Joshua E. Schechter

CUSIP NO. 863167201

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR PARTNERS LP

170,870	18.4930	08/30/2016

JONATHAN KAGAN

886*	17.8000	08/26/2016

JOSHUA E. SCHECHTER

1,000	18.4990	07/21/2016

* Represents a transaction by Mr. Kagan’s child.